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AMENDMENT TO 1994 PLAN APPROVED BY THE BOARD OF DIRECTORS OF DUALSTAR
TECHNOLOGIES CORPORATION ON APRIL 13, 2000:

         RESOLVED: That Section 11 of the Corporation's 1994 Stock Option Plan (the "Plan") be, and it hereby is, amended by

         (i)   adding the following clause to the beginning of Section 11(a):
               "For all Awards made pursuant to this Plan prior to April 13, 2000,";

         (ii)  adding the following clause to the beginning of Section 11(b):
               "Solely for purposes of Section 11(a) above,"; and

         (iii) adding the following Section 11(c):

                                    "(c) For all Awards made pursuant to this
                           Plan from and after April 13, 2000, the Committee shall determine the definition of "Change of Control" and the treatment of such Awards upon a Change of Control, in its sole and absolute discretion, and shall reflect such determination and definition in the resolutions authorizing the grant of such Awards."